SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule  13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  June 2008

Commission File Number: 001-31522

Eldorado Gold Corporation

(Translation of registrant’s name into English)

Suite 1188 – 550 Burrard Street

Vancouver, British Columbia

Canada V6C 2B5

(604) 601-6655

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐         Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐           No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82 - ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eldorado Gold Corporation (Registrant)

Date: June 20, 2008	By:	/s/ Dawn Moss Dawn Moss, Corporate Secretary

NEWS RELEASE	ELD No. 08-16
TSX: ELD	AMEX: EGO	June 20, 2008

ELDORADO ISSUES NOTICE OF VARIATION AND EXTENSION – OFFER EXTENDED TO JULY 2, 2008

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” or “we”) announced today that Eldorado has mailed to shareholders of Frontier Pacific Mining Corporation (“Frontier”) a Notice of Variation and Extension dated June 20, 2008 in respect of its offer to purchase all of the outstanding common shares of Frontier (the “Offer”) extending the expiry date of the Offer to July 2, 2008. Mr. Wright also announced that the directors of Frontier mailed a Notice of Change dated June 20, 2008 to Frontier shareholders recommending that they accept Eldorado’s Offer.

Eldorado’s Notice of Variation and Extension notifies shareholders of Frontier, among other things, that the original offer consideration of 0.1220 Eldorado common shares and Cdn.$0.0001 in cash for each Frontier common share has been revised by the addition of one exchange receipt (an “Exchange Receipt”) for each Frontier common share. Each Exchange Receipt will entitle its holder to receive, without payment of additional consideration, 0.008 common shares of Eldorado, conditional upon a joint ministerial resolution being issued prior to July 1, 2009 by the Greek Joint Ministerial Council, comprised of the Greek Ministries of Environment, Agriculture, Culture, Development and Health, accepting the environmental terms of reference drafted by the Ministry of the Environment for Frontier’s Perama Hill gold project. If the joint ministerial resolution accepting the environmental terms of reference is not received prior to July 1, 2009, the Exchange Receipts will be cancelled. The Exchange Receipts will be governed by the terms of an indenture to be entered into between Eldorado and an Exchange Receipt trustee. The issuance of the Eldorado common shares underlying the Exchange Receipts will occur automatically upon satisfaction of the conditions governing the terms of the Exchange Receipts. Eldorado will use its best efforts to cause the Exchange Receipts to be listed on the TSX.

Eldorado’s financial adviser is Macquarie Capital Markets Canada Ltd. Its legal advisors are Borden Ladner Gervais LLP in Canada and Dorsey & Whitney LLP in the United States.

How to Tender

Frontier shareholders wishing to accept the Eldorado Offer are encouraged to tender their shares by completing the letter of transmittal accompanying the documents mailed to them and returning it together with certificates representing their Frontier shares and all other documents to the offices of Kingsdale Shareholder Services Inc. in Toronto, Ontario in accordance with the instructions in the letter of transmittal. If Frontier shares are held by a broker or other financial intermediary, Frontier shareholders should contact such intermediary and instruct it to tender their Frontier shares.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Eldorado or Frontier. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

Eldorado will file the Notice of Extension with the U.S. Securities and Exchange Commission (“SEC”) upon filing with the securities regulatory authorities in Canada. Eldorado has also filed with the SEC a Registration Statement, which includes the offer and take-over bid circular, prospectus, and notice of change in information relating to its offer to Frontier shareholders. ELDORADO URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER AND TAKE OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Eldorado with the Canadian securities regulators at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained for free, from Eldorado’s website or by directing a request to Eldorado’s investor relations department by telephone at 1-888-353-8166, fax 604-687-4026 or e-mail info@eldoradogold.com or by contacting the Information Agent, Kingsdale Shareholder Services Inc., toll free at 1-866-581-1513.

About Eldorado

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, Turkey, China and the surrounding regions. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright,

President & Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking statements or information within the meaning of the Securities Act (Ontario). Such forward looking statements or information include, but are not limited to statements or information with respect to unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Frontier or Eldorado, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward- looking statements. Specific reference is made to “Forward Looking Statements and Risk Factors” in Eldorado’s Annual Information Form and Form 40 F dated March 31, 2008. Such factors include, amongst others, the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Eldorado’s Annual Information Form and Form 40-F dated March 31, 2008. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of Eldorado’s business contained in Eldorado’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation common shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations	Eldorado Gold Corporation
Phone: 604.601.6650 or 1.888.353.8166	1188, 550 Burrard Street
Fax: 604.687.4026	Vancouver, BC V6C 2B5
Email: nancyw@eldoradogold.conm	Web site: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com

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